N E W S   R E L E A S E

TALISMAN ENERGY DRILLS ANOTHER “BOOMER” IN

NORTHEASTERN BRITISH COLUMBIA

CALGARY, Alberta – May 9, 2006 - Talisman Energy Inc. has announced another successful deep well and two successful Triassic gas wells in the Monkman area.

The Talisman Seneca Brazion d-93-D/93-P-5 well (80% Talisman, 20% Seneca Energy Canada Inc.) commenced production on April 10, 2006 and has produced at rates of up to 33 mmcf/d, constrained by surface equipment. This is equivalent to a gross raw rate of 42 mmcf/d. The well was tied-in within two months of the original completion test, a significant accomplishment made possible by utilizing existing infrastructure.

“This is our second major gas discovery in the Monkman Paleozoic,” said Dr. Jim Buckee, President and Chief Executive Officer. “Our b-60-E well was the most prolific well in the basin in 2005 and we believe d-93-D is in the same league. This is another example of why Talisman is committed to its deeper conventional natural gas strategy in Western Canada. Wells like b-60-E and d-93-D are extremely value accretive.”

The b-60-E well had peak sales gas production of 70 mmcf/d in 2005 and is currently flowing at approximately 50 mmcf/d. The d-93-D well was drilled eight kilometers southeast of b-60-E. Early indications suggest original gas in place volumes of up to 100 bcf.

Plans are underway to drill another deep well in 2006. The Company also plans to shoot the second phase of a major 3D seismic program in the Brazion area. It is anticipated that this will lead to additional Paleozoic and Triassic drilling locations for 2007 and beyond.

In the Triassic play, the Company recently tested two wells and plans to have them on production by the third quarter of 2006. Test rates were approximately 30 mmcf/d (33% Talisman) and 16 mmcf/d (31% Talisman) gross raw rates respectively. A well in the Bullmoose area (73% Talisman) is currently being drilled.

Talisman Energy Inc. is a large, independent upstream oil and gas company headquartered in Calgary, Alberta, Canada.  Talisman has operations in Canada and its subsidiaries operate in the North Sea, Southeast Asia, Australia, North Africa, the United States and Trinidad and Tobago. Talisman’s subsidiaries are also active in a number of other international areas, including Colombia, Gabon, Peru, Romania and Qatar.  Talisman is committed to conducting its business in an ethically, socially and environmentally responsible manner and is a participant in the United Nations Global Compact, a voluntary initiative that brings together companies, governments, civil society and other groups to advance human rights, labour and environmental principles. Talisman's shares are listed on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:

David Mann, Senior Manager,

Corporate & Investor Communications

Phone:

403-237-1196  Fax:  403-237-1210

E-mail:

tlm@talisman-energy.com

11-06

Advisory – forward-looking statements

This news release contains statements that constitute forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable securities legislation.  Forward-looking statements are included throughout this news release, which include, among others, statements regarding:

•

estimated volumes and timing of future production;

•

business plans for drilling, exploration and development;

•

estimated dates for a seismic program; and

•

other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance.

Often, but not always, forward-looking statements use words or phrases such as: “expects”, “does not expect” or “is expected”, “anticipates” or “does not anticipate”, “plans” or “planned”, “estimates” or “estimated”, “projects” or “projected”, “forecasts” or “forecasted”, “believes”, “intends”, “likely”, “possible”, “probable”, “scheduled” , “positioned”,  “goal” , “objective” or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking statements throughout this news release. Statements which discuss business plans for drilling, exploration and development in 2006 and beyond assume that the extraction of crude oil, natural gas and natural gas liquids remains economic.

Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated by Talisman and described in the forward-looking statements. These risks and uncertainties include:

•

the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas, and market demand;

•

risks and uncertainties involving geology of oil and gas deposits;

•

the uncertainty of reserves estimates and reserves life;

•

the uncertainty of estimates and projections relating to production, costs and expenses;

•

potential delays or changes in plans with respect to exploration or development projects or capital expenditures;

•

fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;

•

health, safety and environmental risks;

•

uncertainties as to the availability and cost of financing and changes in capital markets;

•

changes in general economic and business conditions;

•

the possibility that government policies or laws may change or governmental approvals may be delayed or withheld;

•

results of the Company’s risk mitigation strategies, including insurance and any hedging programs; and

•

the Company’s ability to implement its business strategy.

We caution that the foregoing list of risks and uncertainties is not exhaustive. Additional information on these and other factors which could affect the Company’s operations or financial results are included: (1) under the heading “Risk Factors” in the Company’s Annual Information Form; and (2) under the heading “Management’s Discussion and Analysis – Risks and Uncertainties” and elsewhere in the Company’s 2005 Annual Report Financial Review. Additional information may also be found in the Company’s other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

Forward-looking statements are based on the estimates and opinions of the Company’s management at the time the statements are made. Unless material, the Company assumes no obligation to update forward-looking statements should circumstances or management’s estimates or opinions change.

Advisory –oil and gas information

Throughout this news release, Talisman makes reference to production volumes. Where not otherwise indicated, such production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments.  In the United States, net production volumes are reported after the deduction of these amounts.